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                                                                    Exhibit 99.1

           EXCERPTS FROM MANAGEMENT PRESENTATION - SEPTEMBER 12, 2000


PRESENTATION

MARY STANUTZ:
Disclosure materials including a tender offer statement describing the definitive merger agreement for Kennametal for acquiring the outstanding shares of JLK that Kennametal does not already own, and the structure of that transaction, will be filed with the Securities & Exchange Commission and transmitted to the minority shareholders of JLK for their careful review. Investors and security holders of JLK are urged to release disclosure materials when they become available because they will contain important information. When these and other documents are filed with the SEC they may be obtained for free at the SEC's web site at www.sec.gov and copies of these documents when available may also be obtained free of charge from Kennametal and JLK.

MARKOS TAMBAKERAS:
And regarding JLK, just a few comments before we begin. We have and will be providing information to the extent possible today regarding the transactions and regarding the go-forward strategy. I will ask your indulgence to the extent that certain information remain or that we will not be able to talk about it openly, and that you understand that we cannot do that. But our intent is to provide you with as much information as we can today about Kennametal Consolidated and JLK so that you can do your job going forward. And we think that we have enough information here with which to do that.

MARKOS TAMBAKERAS:
Okay, let's talk about JLK. This is a recap, and so I am switching gears from the guidance to talk a little bit about JLK. What we told you last year is that we identified this as a non-core business because this was a distribution business primarily, but we would look at strategic alternatives. We said that this wasn't going to be a fire sale. And that we were going to keep our options open and we did. We were did not believe that we could realize accessible value during that process and so we terminated that process, and the issues with JLK are around operations and around management.

We put out and extended an offer for the minority shares which as you know now we have reached an agreement with JLK in the next page for $8.75 per share. That has been approved by the board of JLK and that represents a cash value of about $37 million for all of the outstanding minority shares of JLK. And the process that we are going to follow is that JLK will conduct a tender offer to the minority shareowners for more than 50% of the outstanding shares. After that will be a merger. It is a two-step process that we are following.

And so at the top level, what does the recovery plan involve. It involves really streamlining the business model and that is to say that the catalog business needs to be brought back on track, bringing back on track the catalog business is essentially revolving around customer service. Meaning warehousing, distribution, order fulfillment, all of that, the whole cycle needs to be re-engineered and put on track. It means making sure that the business systems are working properly and it means that we make some or we provide leadership and management strength.

And this clearly also will involve, therefore, consolidation of warehouses, call centers, the closing of some under performing stores. All of that has been worked out. The plan is in place. We are estimating $15 to $20 million in restructuring, special charges, which will be incurred over the next 18 months. And we will begin to see the benefits of that in full force next fiscal year. This covers the $15 to $20 million for which I will not go into great detail. It does cover all areas of restructuring, consolidation, or as I said, of warehouses, some closing of operations, headcount reductions, some asset write downs, and so it is really across the board in terms of what it takes to reset JLK back on track. And we've done a lot of homework here in this.

And so this is still a $500 million franchise that is very well positioned in the business that it competes in. The performance can and will be fixed. It can and will be fixed, and we will fix it. We will fix it. We know what to do. The execution risk is manageable, it is manageable. It is not very complex. And we understand what needs to happen, and we are starting to put the people in place. JLK is starting to put the people in place with support who will begin and have begun to execute this plan. And the long-term strategy remains unchanged going forward as a corporation.

MARKOS TAMBAKERAS:
And my last chart, no, my second to last chart for this part of the presentation is just to show you what our organization looks like here. The highlighted names in yellow are either newcomers to the company or people in new positions. You see that we have 10 positions reporting to me, including potentially, potentially JLK.

QUESTION & ANSWER SESSION

QUESTION:
Yes, a question about buying back into JLK and the thought process that you've gone through in the last couple of months. You said that you were going to do something strategic with it. The assumption on the part of Wall Street was that you were going to sell the asset. People assumed that you put it up for sale and either didn't get a bid or didn't get a bid that you were satisfied with. Give us some insights into the thought process? And when you decide to go down that road initially we would assume that you think that I don't want to own this, either it is too much work to fix it, it is not worth it to fix it, you know, all the implications. Now you turn around and decide you are going to fix it and go forward. Should we be more optimistic today, less optimistic, or how should we interpret your ability to fix it when you sort of put up the flag and said "I can't fix this or it is not worth it for me to fix it"?


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ANSWER - MARKOS TAMBAKERAS:
I think that your latter point is where I want to start. It wasn't a can't fix it, it is not worth fixing it, and it was a strategic decision that said this is a core business and this is a non-core business. And so we felt at the time, and were rather open that given a non-core business which we believe nevertheless to be a fundamentally good business, that we owe it to ourselves and to our shareholders to consider strategic alternatives. The outcome of that exercise was essentially one where we concluded that the type of let's say deals that we could see for the distribution business at the time when this was happening with distribution being somewhat out of favor, was not in our best interests. And so we withdraw the exploring of the strategic alternatives which has been done not because we couldn't fix it but because of the strategic decision of a non-core business.

What happened subsequent to that, of course, is known difficulties that have surfaced. And we have reached a point where we felt that the best route is to bring it in so that it is no longer a public company and that allows us to focus on implementing and executing a fixed plan, which we can. We can do that. And we are bringing in resources from the outside, and we have developed a plan to do it. A year ago I would have had some hesitancy in terms of resources from Kennametal needed to do this because we had a lot of other things that we were going to do. Today that is not a major concern. And so basically it is now at the point where we feel that since we are responsible for the performance of the company then it is our responsibility to lead the fixing of the company. And the fundamental strategy for Kennametal remains unchanged on a go-forward basis.

QUESTION:

One follow-up, if I may. Could you give us a three-year outlook in terms of what JLK could look like once fixed? I mean that the history of this is very, very interesting. I have been involved with the company for a couple of years. If you go back three years ago, and a lot of people on Wall Street thought this a gem and everyone pushed to spin it out, spin it out, spin it out. And spun it out and it had a short list history. Now you are buying it back in for $37 million from what you remove on day-to-day, and it is somewhat interesting on how the history has played out. Give us a three-year outlook, and forget about the next quarter. What does the three-year outlook look like for this business?

ANSWER - MARKOS TAMBAKERAS:
I see no reason why this can't be a very robust, successful distribution business going forward. I really don't. And the question of, you know, there are many examples of non-core businesses being part of a corporation where they can be successful. But the bottom line, and the history is interesting, but the bottom line is that we are going to bring it in, we will fix it, and we will realize what we believe to be all the time after investing the kind of effort that we talked about, acceptable value for our shareholder. But it is the right thing to do today. We can debate what happened a long time. It is the right thing to do. I believe, as I said, that it is an executable plan with very manageable risk associated with it. Next.

QUESTION:
On JLK, could you talk about what kind of sales growth you expect to achieve once you think the company is fixed? Does it go back to the double-digit types of growth rates that we used to see? Also, can you talk about what kind of savings that you expect from your restructuring program? And then lastly, flat sales, but you are doing a lot of changes to your distribution network as it exists today, and could that be a little optimistic considering the fact that you are closing call centers, closing warehouses, and it will be a little disruptive like Derwin said that it was for your Metalworking business at the inception of the restructuring? And so is there a potential that the sales numbers are actually less than flat, and they actually decline?

ANSWER - MARKOS TAMBAKERAS:
I don't want to go into the detail on the restructuring...at this point. Because, again, because we have to make sure that we can talk about certain things. There will be in the filings, there will be full disclosure and there will be full information to the minority shareholders, and it will be public information. And so whatever it is that we are able to disclose will be public information when the filings happen, which should happen in the next three weeks.

QUESTION:
Do you need the CEO in place before the restructuring starts and is it already started? And what are Jeff and Irwin going to do? Are they going to be retained on a consulting basis after you end up owning this 100%, if you don't have the right person in place at the time to maintain continuity? Can you give us an idea of who is guiding the show there?

ANSWER - MARKOS TAMBAKERAS:
Yes. First of all, ...until the transaction is completed, and that will take say through the end of the year. Maybe early next year, depending on how busy the SEC is and ... Stan ...is essentially full time, and so he is running the business on a day-to-day basis. We are moving forward to execute the plan, and we are not waiting. We already have a new head of Human Resources. We are looking at other management changes. And so, and obviously we are very actively involved, and hopefully in the not too distant future we will also announce the new head of JLK.

And so we are executing, we are moving forward. While JLK is a separate entity, Boetticher and Elson will stay involved, and Stan will stay there, as long as necessary to assist the new leader, help him, and then will return to his full time, to his other assignment. And in the meantime we are proceeding, we are not holding back, okay.